UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number 000-17729

FEC RESOURCES INC.

(Translation of registrant’s name into English)

5th Floor 40 Mount Street North Sydney, New South Wales, New Zealand, 2060

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F ☐   Form 20-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Exhibits

Exhibit 1	Unaudited condensed financial statements of FEC Resources Inc. for the nine months ended September 30, 2018.

Exhibit 2	Management Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended September 30, 2018 of FEC Resources Inc.

Exhibit 3	Certification of September 30, 2018 filings – CEO

Exhibit 4	Certification of September 30, 2018 filings - CFO

Exhibit 5	Press releases dated November 21, 2018 and November 28, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FEC Resources Inc.
(Registrant)
Date: March 22, 2019
By: /s/ Paul Wallace
Paul Wallace
President, Chief Executive Officer and Chief Financial Officer

Exhibit 1

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed financial statements for FEC have been prepared by management in accordance with International Financial Reporting Standards.  These financial statements, which are the responsibility of management are unaudited and have not been reviewed by the Company’s auditors.  The Company’s Audit Committee and Board of Directors has reviewed and approved these interim financial statements.

The Company’s independent auditor has not performed a review of these interim condensed financial statements in accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators.

FEC RESOURCES INC.

CONDENSED STATEMENT OF FINANCIAL POSITION

Expressed in United States Dollars

UNAUDITED

As at:	September 30, 2018	December 31, 2017

ASSETS
Current assets
Cash	$266,956	$425,148
Receivables	1,407	960
Prepaid expenses	10,537	7,145
	278,900	433,253
Non-current assets
Property, plant and equipment	324	418
Investment in Forum Energy Limited (Note 9)	1,665,000	1,665,000
	$1,944,224	$2,098,671

LIABILITIES
Current liabilities
Trade and accrued payables (Note 6)	$22,095	$33,945
	22,095	33,945
Shareholders’ Equity
Share capital (Note 5)	16,732,397	16,732,397
Contributed surplus (Note 5)	3,058,063	3,058,063
Deficit	(17,868,331)	(17,725,734)
	1,922,129	2,064,726
	$1,944,224	$2,098,671

The accompanying notes to the interim condensed consolidated financial statements are an integral part of these statements.

SIGNED ON BEHALF OF THE BOARD OF DIRECTORS BY:

“Paul Wallace”	“Lyle Brown”

Director	Director

FEC RESOURCES INC.

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Expressed in United States Dollars

UNAUDITED

	Three Month Period Ended		Nine Month Period Ended
	Sept. 30, 2018	Sept. 30, 2017	Sept. 30, 2018	Sept. 30, 2017
General and administration expenses
General and administration (Note 7)	$48,326	$34,174	$146,172	$112,708
Operating loss	(48,326)	(34,174)	(146,172)	(112,708)
Unrealized gain on investments	—	—	—	1,965,000
Interest income	1,169	3,229	3,575	3,920
Net income (loss) and total comprehensive income (loss) for the period	$(47,157)	$(30,945)	$(142,597)	$1,856,212

Earnings (loss) per common share
- Basic and diluted	$—	$—	$—	$—

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.

CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

Expressed in United States Dollars

UNAUDITED

For the nine months ended September 30, 2018

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2018	$16,732,397	$3,058,063	$(17,725,734)	$2,064,726
Total comprehensive income (loss) for the period	—	—	(142,597)	(142,597)
Balance Sept. 30, 2018	$16,732,397	$3,058,063	$(17,868,331)	$1,922,129

For the nine months ended September 30, 2017

	Share capital	Contributed surplus	Deficit	Total

Balance January 1, 2017	$16,732,397	$3,058,063	$(19,528,770)	$261,690
Total comprehensive income for the period	—	—	1,856,212	1,856,212
Balance Sept. 30, 2017	$16,732,397	$3,058,063	$(17,672,558)	$2,117,902

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

FEC RESOURCES INC.

CONDENSED STATEMENTS OF CASH FLOWS

Expressed in United States Dollars

UNAUDITED

	For the nine months ended
	September 30, 2018	September 30, 2017
Cash provided by (used in)
OPERATING ACTIVITIES
Net (loss) income for the period	$(142,597)	$1,856,212

Non-cash items included in loss
Amortization	94	134
Unrealized gain on investment in Forum Energy	—	(1,965,000)
	(142,503)	(108,654)
Changes in working capital related to operating activities
Accounts receivable	(447)	(59)
Prepaid expenses	(3,392)	(4,350)
Accounts payable and accrued liabilities	(11,850)	(39,166)
Net cash used by operating activities	(158,192)	(152,229)
Net increase (decrease) in cash	(158,192)	(152,229)
Cash – beginning of the year	425,148	312,161
Cash – end of the period	$266,956	$159,932

The accompanying notes to the condensed interim financial statements are an integral part of these statements.

Note 1	Corporate Information

FEC Resources Inc. (“FEC” or the “Company”) was incorporated under the laws of Alberta, Canada and is engaged primarily in the business of exploration and development of oil and gas and other mineral related opportunities, either directly or indirectly through companies in which the Company invests. The Company is not currently directly involved in any oil and gas or mineral related exploration activities. The Company is listed in the United States on the OTC Pink (“OTC Pink”), having the symbol FECOF.

At September 30, 2018, the Company has a 6.8% interest in Forum Energy Limited (“FEP”). See note 9 for further details.

The principal address of the Company is 223 3 Avenue S.W., Calgary, Alberta T2P 0B4. The Company’s ultimate parent company is PXP Energy Corporation (formerly Philex Petroleum Corporation) (“PXP”) with a registered office at 2/F LaunchPad Reliance cor. Sheridan St. Mandaluyong City 1550 Philippines.

Note 2	Basis of Preparation

a)       Statement of Compliance

These condensed interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and have been prepared using the same accounting policies and methods as were used for the Company’s Annual Financial Statements for the years ended December 31, 2017 and 2016. These condensed interim financial statements should be read in conjunction with the Company’s annual financial statements dated December 31, 2017.

The condensed interim financial statements were authorized for issue by the Board of Directors on November 29, 2018.

b)       Basis of Measurement

The financial statements have been prepared on a historical cost basis and are presented in United States dollars, which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

c)       Nature of Operations and Going Concern

The exploration and development of oil and gas reserves and the pursuit of other energy and mineral reserves involves significant financial risks. The success of the Company is dependent upon the success of its investments and their ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal risks and political risks, fluctuations in the price of oil and gas and other factors beyond the Company’s control. The Company has not generated revenue from operations. The Company has an accumulated deficit since inception of $(17,868,331).

Management considers that the current economic environment is difficult and the outlook for oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. To the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in FEP to PXP under terms that are consistent with the best interests of shareholders, in order to finance its operations. The Company has been successful in disposing quantities of its shareholdings in FEP in previous fiscal years. However, there can be no assurance the Company will continue to be able to dispose of quantities of its shares in FEP under suitable terms, or to raise cash through debt or equity financings. In addition, management has instituted measures to preserve cash through decreasing its corporate costs where possible.

Note 3	Summary of Significant Accounting Policies and Critical Accounting Estimates and Judgments

These interim condensed financial statements have been prepared using the same accounting policies and methods of computation as the annual financial statements for the year ended December 31, 2017. In addition, these interim condensed financial statements have been prepared using the same critical accounting estimates and judgments as the annual financial statements for the year ended December 31, 2017. Accordingly, the interim condensed financial statements should be read in conjunction with the financial statements for the year ended December 31, 2017.

Note 4	Standards, Amendments and Interpretations

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of September 30, 2018.

The following new standards, amendments and interpretations, which have not been early adopted in these financial statements, will not have an effect on the Company’s future results and financial position:

IFRS 16 Leases

IFRS 16, Leases (“IFRS 16”) will replace IAS 17, "Leases". IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019 with early adoption being permitted if IFRS 15, has also been applied. The Company does not have any lease agreements and the adoption of this standard will not impact its financial statements.

IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Company’s condensed interim consolidated financial statements.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

Note 5	Share Capital

a)      Authorized:

The Company is authorized to issue an unlimited number of common shares without par value; and

The Company is authorized to issue an unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value.

Issued:

Common Shares	Number	Amount
Balance December 31, 2017 and Sept. 30, 2018	409,143,765	$16,732,397

No preferred shares have been issued since the Company’s inception.

b)      Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include Contributed Surplus and Deficit.

Contributed Surplus is used to recognize the value of stock option grants prior to exercise.

Warrants is used to recognize the value of warrant grants prior to exercise.

Deficit is used to record the Company’s change in deficit from earnings and losses from period to period.

Note 6	Related Party Transactions and Balances

During the nine month period ended September 30, 2018 general and administrative expenses included key management personnel compensation totaling $81,000 (2017: $81,000) (Note 7).

Note 7	General and administration expenses

	Sept. 30, 2018	Sept. 30, 2017
Professional fees	$20,623	$2,468
Bank charges	2,620	2,446
Listing and filing fees	14,670	5,869
Office and miscellaneous	18,277	16,635
Consulting (Note 6)	81,000	81,000
Amortization	94	134
Foreign exchange	863	4,156
Travel	8,025	—
	$146,172	$112,708

	Three Months Ended Sept. 30, 2018	Three Months Ended Sept. 30, 2017
Professional fees	$3,684	$459
Bank charges	947	784
Listing and filing fees	2,370	608
Office and miscellaneous	5,612	5,158
Consulting (Note 6)	27,000	27,000
Amortization	31	45
Foreign exchange	657	120
Travel	8,025	—
	$48,326	$34,174

Note 8	Earnings (Loss) Per Share

	Sept. 30, 2018	Sept. 30, 2017
Weighted average number of common shares (basic and diluted)	409,143,765	409,143,765

Note 9	Investment in FEP

On March 23, 2017, PXP announced that it had increased its shareholdings in Forum Energy Limited (“FEP”) from 48.8% to 69.5% through a debt conversion for 39,350,920 shares at US$0.30 per share. At the same date an independent third party purchased 6,666,667 newly issued FEP shares at a price of US$0.30 per share for a total cash payment of US$2,000,000. These two transactions resulted in the dilution of the Company’s interest in FEP from 18.42% to 8.03%.

As a result of this dilution the Company ceased to exercise significant influence over FEP and accordingly accounted for the investment on a cost basis as opposed to an equity basis. As a consequence of this change in accounting, the Company recognized an unrealized gain of $1,965,000 in the statement of operations and comprehensive income.

On December 6, 2017 the Company sold 1,000,000 FEP shares to its parent company, PXP, for $0.30 per share. As a result of the sale of the shares, the Company’s interest in FEP was reduced to 6.80%.

Note 10	Segmental Reporting

The Company has one reportable operating segment which is primarily the business of exploration and development of oil and gas and other mineral related opportunities, through companies in which the Company invests.

Exhibit 2

FEC RESOURCES INC. (the “Company”)

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE PERIOD ENDED september 30, 2018

(all funds in US. $ unless otherwise stated)

The following management discussion and analysis is prepared as at november 29, 2018 and should be read in conjunction with the Condensed interim Financial statements and notes for the quarter ended september 30, 2018 and the Audited Financial Statements and Notes for the year ended december 31, 2017. Those financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Forward Looking Statements

Certain statements in this MD&A, including statements regarding the Company’s current funds on hand being able to secure the Company for the foreseeable future, and the Company’s ability to sell its shares of Forum Energy Limited (“Forum Energy” or “FEP”) to meet its working capital needs and future plans and objectives of the Company are forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Material risk factors that could cause actual results to differ materially from the forward-looking information include unforeseen expenses which the Company may incur and which expenses could cause current funds on hand to not be adequate to secure the Company for the foreseeable future, the possibility of the Company’s shares of Forum Energy either declining significantly in value or becoming illiquid such that the Company would not be able to sell such shares or arrange debt or equity financing if required to meet working capital needs and other risks and uncertainties as disclosed under the heading “Risk Factors” herein. The Company has assumed that it would not be incurring significant expenses in the short term that would exceed its current funds on hand and that there would not be a material adverse change in the financial affairs of Forum Energy or a material adverse change in the liquidity of Forum Energy’s shares. The reader is also cautioned that should Forum Energy find it necessary to raise capital to fund its current and future business, the Company’s interest in Forum Energy may be diluted because the Company is not entitled to participate in such financings and currently does not have the resources to participate if provided the opportunity to do so. The reader is cautioned that assumptions used in the preparation of such information, while considered reasonable by the Company at the time, may prove to be incorrect. The Company has no policy for updating forward-looking information beyond the procedures required under applicable securities laws.

Overall Performance

Forum Energy Limited (“Forum Energy”)

As September 30, 2018 the Company held 5,550,000 shares representing a 6.80% interest (6.80% at December 31, 2017) of the capital of Forum Energy, a private company, which has participating interests in 11 petroleum blocks in the Philippines through various subsidiaries. Forum Energy’s subsidiaries are Forum Energy Philippines Corporation, Forum (GSEC101) Ltd., Forum Exploration Inc., and Forum (GSEC101) Ltd. Forum Energy and the Company are both ultimately under the control of PXP Energy Corporation (“PXP”) and are therefore affiliates. The Company advises that: (i) the sole nature of its petroleum activities is as a holder of 6.80% of the shares of Forum Energy; and (ii) outside of information publicly made available by Forum Energy, it is not privy to information of the status of Forum Energy’s oil and gas activities on any of its projects.

On March 23, 2017, PXP announced that it had increased its shareholdings in Forum Energy Limited (“FEP”) from 48.8% to 69.5% through a debt conversion for 39,350,920 shares at US$0.30 per share. At the same date an independent third party purchased 6,666,667 newly issued FEP shares at a price of US$0.30 per share for a total cash payment of US$2,000,000. The Company did not participate in this financing transaction. There were no changes made to the board of FEP. These two transactions resulted in the dilution of the Company’s interest in FEP from 18.42% to 8.03%. As a result of this dilution, the Company’s investment in Forum Energy ceased to be an equity investment. As a result of the loss of significant influence, the Company recognized an unrealized gain of $1,965,000 in the statement of operations and comprehensive income for the revaluation and reclassification of the investment as available for sale during the year. On December 6, 2017 the Company sold 1,000,000 FEP shares to its parent company, PXP, for $0.30 per share. As a result of the sale of the shares the Company’s interest in FEP was reduced to 6.80%.

PXP holds a 78.98% controlling interest in Forum, with 72.18% held directly and 6.80% held indirectly through its 54.99%-shareholding of the Company. Forum is a UK-incorporated company with focus on the Philippines and has: (a) a 70% operating interest in SC 72 Recto Bank, which covers the Sampaguita natural gas discovery in offshore West Palawan, held through Forum (GSEC 101) Limited; (b) a 100% operating interest in SC 40 North Cebu held through Forum Exploration, Inc.; and (c) minority interests in the SC 6 and SC 14 sub-blocks in offshore Northwest Palawan, including a 2.27% interest in the producing Galoc field, held through Forum Energy Philippines Corporation.

A summary of Forum’s interests are as follows:

SC72 Recto Bank	70%
SC40 N. Cebu	100%
SC14C1 Galoc	2.27%
SC6A Octon	5.56%
SC6B Bonita	7.03%
SC14A Nido	8.46%
SC14B Mantiloc	12.40%
SC14B1 N. Mantiloc	19.46%
SC14C2 W. Linapacan	9.10%
SC14D Retention Area	8.16%
SC14 Tara	10%

The following is a brief description of the active properties of Forum.

SC72 Recto Bank

Forum Energy’s principal asset is a 70% participating interest in Service Contract 72 (“SC72”) (previously Geophysical Survey and Exploration Contract No. 101 (“GSEC101”), a petroleum license located offshore west of Palawan Island, the Philippines.

The Recto Bank concession of SC 72 is located in the West Philippine Sea, west of Palawan Island and southwest of the Shell-operated Malampaya Gas Field. Formerly Geophysical Survey and Exploration Contract (GSEC) No. 101, SC 72 was awarded to Sterling Energy Ltd in June 2002 and covered an initial two-year term.

In April 2005, Forum Energy acquired the concession from Sterling and became its operator. In 2008, Monte Oro acquired a 30% interest in the block upon payment of a portion of the past costs and expenses of Forum Energy.

On 15 February 2010, the licence was converted to a Service Contract and Forum Energy immediately conducted geological and geophysical works to further evaluate the block and to fulfil its commitment to the government. SC 72 covers 8,800 square kilometers, which is 85% of the area of GSEC 101.

Exploration in the area began in 1970, and in 1976, gas was discovered in the Sampaguita structure following the drilling of a well. To date, a total of three wells have been drilled at the southwest end of the structure. Two of the wells tested gas at rates of 3.6 mmscf/d and 3.2 mmscf/d.

In mid-January to mid-March 2011, Forum Energy acquired 2,202 line-km of 2D seismic, gravity, and magnetic data over SC 72 to further define leads. Also, 565 square kilometers of 3D seismic data were acquired over the Sampaguita field.

The interpretation of these surveys was carried out by Weatherford Petroleum Consultants (“Weatherford”) in 2012. The report indicated the Sampaguita Gas Field to contain contingent resources of 2.6 trillion cubic feet (TCF) Gas in Place (GIP).

The 2D seismic data were reprocessed in 2013 and were subsequently interpreted, aided by gravity-magnetics data that were interpreted by Fugro (2012) and Cosine, Ltd. (2015). In 2015, Arex Energy produced a report on the North Bank area and estimated the prospective resources to be 3.1 TCF.

SC 72 has been under Force Majeure since 15 December 2014 due to the West Philippine Sea maritime dispute. Pursuant to a planned work program, Forum plans to drill two wells over the Sampaguita Field once the Force Majeure is lifted.

On July12, 2016, the Permanent Court of Arbitration in the Hague ruled in favor of the Philippines against China over territorial disputes in the South China Sea. China has rejected the ruling. It is uncertain whether this ruling will resolve the dispute between the parties.

For recent update see Outlook section below.

Service Contract 14 (“Sc 14”) Northwest Palawan

The following is a brief description of the properties of Forum currently in production or exploration with respect to SC 14.

SC 14 is located offshore Northwest Palawan covering an area of 720 square kilometers. The SC 14 was awarded on 17 December 1975 and is presently in the 15-year Production Period extension ending on 17 December 2025. The SC 14 contract is divided into seven blocks of which 3 are in production or exploration.

Service Contract 14 Block B-1 North Mantiloc (ownership 19.463% Forum Energy Philippines Corporation).

Block A Nido has an area of 23.8 square kilometres and contains the Nido Production Area which was first put in production in 1979. Block B has an area of 154 square kilometres and contains the Matinloc Oil Production Complex which was first put in production in 1982. Block B-1 has an area of 8 square kilometres and contains the North Matinloc field which was first put in production in 1989.

The Nido, Matinloc, and North Matinloc fields are in late-life and cyclical production, meaning intermittent production to allow time for oil to accumulate on top of the reservoir. Aside from production performance of the well, continued production from the three fields is dependent on oil price due to the relatively high operating cost and the ability to share operating expenses.

Service Contract 14 Block C1 Galoc (ownership 2.27575% Forum Energy Philippines Corporation)

Block C-1 Galoc has an area of 164 square kilometres and contains the producing Galoc Oil Field Development which was put into production in October 2008. Galoc crude oil is produced from four horizontal wells which are tied back via subsea riser to the Floating Production Storage and Offtake (FPSO) vessel Rubicon Intrepid. As of December 2016, the field had produced over 18.7 million barrels of oil. In 2017 Galoc produced 1.46 mmbo as compared to 1.90 mmbo in 2016. Based on an independent assessment prepared by GCA in March 2017, the estimated remaining oil reserves of the Galoc field as at 31 December 2016 is 5.06 million barrels. Despite the decline in Galoc oil production, Forum’s share of net revenues increased from PHP101.6 million in 2016 to PHP104.4 million in 2017 due to higher average selling prices of crude oil at USD53.83 per barrel in 2017, from USD43.25 per barrel the previous year.

In October 2016, the Block C-1 Consortium approved the drilling of Galoc-7 to test the Mid Galoc Prospect, which is estimated to contain resources of 6.2 million to 14.6 million barrels of oil. The DOE approved the drilling program and budget on 18 November 2016. Should Galoc-7 have proven to be successful, the Consortium would have proceeded to a Galoc Phase III development which would involve the drilling of 1 to 2 horizontal production wells which could be completed and tied back to the floating production storage and offloading (“FPSO”). After an extensive review of the well results and potential tie-back scenarios, the Joint Venture (JV) in consideration of the prevailing low crude prices decided to temporarily suspend all activities related to a possible Phase III development and concentrate its efforts in optimizing oil production at the Galoc Field from the current four (4) production wells in order to sustain profitability and prolong the field’s economic life.

In 2018, four liftings were projected with a total cargo of 1.31 mmbo. No update on the liftings has been provided to date.

While Galoc nears its economic life, it is expected that it will be profitable over the next two to three years, albeit with the normal decline in output associated with its maturity. The recent collapse in oil prices may affect the total profitability over the coming months.

Block C-2 West Linapacan (ownership 9.103% Forum Energy Philippines Corporation)

Block C-2 West Linapacan has an area of 176.5 square kilometres and contains the West Linapacan A and B stuctures which were discovered in 1990 and 1993, respectively. West Linapacan A field produced 8.5 million barrels of oil from 1992 to 1996, when the field was shut-in due to low oil prices and high water production. West Linapacan B has never been developed.

An independent assessment prepared by Gaffney, Cline & Associates in 2014 showed the West Linapcan A to contain gross Proved + Probable Undeveloped Reserves of 18.2 million based on a three multi-lateral well development scenario.

In 2014, the former Block C-2 operator RMA failed to secure funding for the drilling of West Linapacan A-7 well, which was part of the agreed work program under Phase 2 of a Farm-In Agreement signed in May 2008. On March 12, 2015, the DOE formally terminated the operatorship and consortium membership of RMA. The remaining members subsequently re-appointed Philodrill as Operator.

During 2018, key activities underway are engineering and economic studies on Linapacan A and B Fields, and ongoing interpretation of Pre-Stack Depth Migrated 3D seismic data in SC14C2 West Linapacan .

Service Contract 40 North Cebu (ownership 100% Forum Exploration , Inc (“FEI”))

The North Cebu Block or SC 40 is located in the Visayan Basin in the central part of the Philippine Archipelago. The licence area covers the northern part of Cebu Island and the adjacent offshore areas in the Central Tañon Strait and Visayan Sea. The DOE considers the basin as among the most prospective in the country, next only to the producing Northwest Palawan Basin.

The block was originally awarded as Geophysical Survey and Exploration Contract (GSEC) No. 69 to a consortium led by Forum Pacific, Inc. (FPI). The concession was subsequently converted to a service contract, SC 40, on 19 February 1995. In November 1997, FPI transferred its interest in SC 40 (Cebu) to Forum Exploration, Inc (FEI), at that time a wholly-owned subsidiary of FPI. In April 2003, ForumEnergy, through a subsidiary, acquired from FPI 66.67% of the issued shares of FEI.

The original term of the Exploration Period of the service contract was for seven years from 1995. In September 2003, FEI extended the contract a further three years, with DOE-approved work programme commitments for each year. On 25 November 2005, SC 40 entered the Production Period following the signing of the Joint Determination of Commerciality on Libertad Gas Field. This automatically extended its term for 25 years and deferred the company’s commitments for the last few years under the Exploration Period. In addition, a Libertad Production Area totalling 80 square kilometers was approved.

In 2013, PGS produced an Oil & Gas Competent Person's Report covering the whole block. Estimated in-place contingent resources is 14.1 mmbbls from the Maya and Toledo prospects, while prospective resources is 644.2 mmbbls from the other prospects and leads. In 2014, a block-wide Geological and Geophysical (G & G) studies were carried out to identify and prioritize highly prospective areas for future exploration.

In 2016, Forum was asked to relinquish 25% of the original contract area as part of the mandatory relinquishments under the service contract. As a result, SC 40 now covers an area of 340,000 hectares.

Libertad Gas Field

The Libertad Gas Field is situated in Bogo City, north of Cebu City. The field was discovered in the late 1950s but was not developed. In 1993, a testing program was carried out on two wells and from 1994 to 1995, five additional wells were drilled in Libertad. One of these wells tested gas and was subsequently completed as a gas producer.

In 2004, Forum carried out a feasibility study to determine the most commercially viable option for the development of the field. The results of this work recommended a development plan using gas-to-electricity generators with a maximum capacity of 3.0 MW.

In 2009, a Gas Sale and Purchase agreement was signed with local company Desco Inc. to generate power on-site. Forum’s role was limited to supplier of natural gas, with Desco as the buyer. Desco, in turn, shall sell the generated electricity to the Cebu Electric Cooperative (Cebeco II) under a Power Supply Agreement. In 2011, construction works were completed and a 1MW GE Jenbacher engine was installed at the power plant facility. In February 2012, commercial gas production officially commenced with initial production rate at 240,000 cubic feet of gas per day.

As at 31 December 2016, the field has produced 208.9 million cubic feet of gas. The production well has been shut since August 2015 due to rapid decrease in pressure.

FEI completed a land gravity survey in the municipalities of San Remigio and Tabogon from March to April 2017, aimed at fully delineating the high relief structures identified in previous gravity surveys. Later that year, FEI successfully implemented the decommissioning of the Libertad gas field, which ceased operations in 2015 due to water encroachment in the production well.

In December 2017, a 2018 work program and budget was submitted to the DOE for approval, which consists of a detailed land gravity survey in northern Cebu to help locate the apex of an identified lead in the Dalingding area.

Maya and Toledo Prospects

The Maya area is located on the northeastern tip of Cebu Island. It was first tested in the 1960s to 1970s by a number of companies, including Chinese Petroleum Corporation, which drilled an oil discovery, CMB-2, in 1972.

Forum drilled a further three wells in 2003 one of which, Forum-2X, encountered multiple oil and gas-bearing zones. However, the well was suspended without proper testing due to mechanical problems. The Company believes that Forum-2X well has signified the presence of a hydrocarbon system in the SC 40 (Cebu) licence, and they intend to re-enter the well, undertake a work-over, and test the flow rate.

The Toledo area, located west of Cebu City, is the site of documented oil seepages and of several wells that flowed oil. Both the Maya and Toledo prospects have Miocene sandstones as the primary target. Additional exploration activities will be undertaken to further study these prospects with the objective of finding commercial quantities of oil. PGS have estimated the two prospects to have total contingent resources of 14.1 mmbbls, which could still be commercial due to their onshore location and shallow reservoirs.

Other SC 40 Prospects and Leads

In addition to Maya and Libertad, SC 40 (Cebu) includes a number of prospects and leads. The Tambongon prospect is located within the Tañon sub-basin of the Visayan Basin offshore west Cebu and has both clastics and limestones as reservoir targets. PGS have calculated that the Tambongon has 456 mmbbl of prospective resources (Best Estimate).

The Jibitnil Island prospect is in the Tañon Strait with possible multiple targets in the Upper Oligocene to Upper Miocene sections. PGS have estimated 38 mmbbls of prospective in-place oil resources for this prospect, which could be drilled on Jibitnil Island.

Other prospects and leads within the SC 40 (Cebu) acreage include Sabil Point, Batbatan, Central Tañon, and Agojo.

Forum conducted onshore gravity surveys in Toledo and Maya areas in 2009 and in the Bogo, San Remigio, Medellin, Tabogon, and Daanbantayan areas in 2012-2013. In early 2017, another gravity survey was conducted to investigate an apparent structure in San Remigio, which was observed from the results of the previous survey. Forum also reprocessed a number of onshore and offshore 2D lines in preparation to a block-wide re-evaluation of SC 40. The aim of the study is to generate prospects for drilling.

In April 2018, Forum completed a detailed land gravity survey in SC 40 northern Cebu with a total of 94 gravity stations acquired. Processing and interpretation of the acquired gravity data are ongoing

SC 6 Northwest Palawan

Forum holds interests in two of the three contract areas under SC 6, namely SC 6A (5.56% through Forum Enery Philippines Inc.) Octon Block and SC 6B (7.031% through Forum Energy Philippines Inc.) Bonita Block (7.03%).

SC 6A Octon covers an area of 1,080 square kilometres and contains the Octon field that was discovered in January 1991 and appraised in April 1992. The discovery well was tested and yielded 1,816 barrels of oil and 1.8 million cubic feet of gas.

In late 2013, 48.7 line-km of 2D and 508 square kilometres of 3D data were acquired over the block. The latest work program over the block is the reprocessing of the 2013 seismic data and quantitative interpretation study.

SC 6B Bonita covers an area of 533 square kilometres adjacent to SC 6 Cadlao—a field that came on stream in 1981 and produced around 11 million barrels of oil. SC 6B contains the Bonita field, discovered in 1989, and yielded 765 to 2,107 barrels per day of oil during testing. The results of a technical evaluation of the block show that the geological feature East Cadlao would be prospective if developed together with the Cadlao Field production area. In this light, the SC 6B Consortium requested for a re-configuration of SC 6B to include the Cadlao Field production area. This request is still under process with the DOE.

During 2018, a Pre-Stack Depth Migration (PSDM) processing and quantitative interpretation (QI) of the 2013 3D seismic data in SC 6A Octon was completed. This was followed by an interpretation of the seismic data that was completed in September 2018 as part of the work program for 2018. Currently, the Operator Philodrill is conducting a rerun of the resource analysis.

Lascogon Mining Corporation (“Lascogon”)

As of September 30, 2018, the Company held 1.08% interest in Lascogon, which is a party to Mineral Production Sharing Agreement No. 148 with the Government of the Philippines (“MPSA 148”) which covers an area of 2,306 hectares (the “Lascogon Project”).

The current mining exploration phase of MPSA 148 expired in January 2014 and, whilst a challenge regarding the cancellation of the MPSA is underway, it remains uncertain whether a further two year extension will be granted.

Metalore Mining Corporation (“Metalore”)

The Company continues to hold shares of the project joint venture company, Metalore, but the Company has effectively abandoned the property that was previously held by the joint venture company.

Financial

Management considers that the current economic environment is difficult and the outlook for oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. To the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in Forum Energy to PXP under terms that are consistent with the best interests of shareholders, in order to finance its operations. The Company has been successful in disposing quantities of its shareholdings in Forum Energy in previous fiscal years. However, there can be no assurance the Company will continue to be able to dispose of quantities of its shares in Forum Energy or to arrange debt or equity financing under suitable terms. In addition, management has instituted measures to preserve cash through significantly decreasing its corporate costs.

Selected Annual Information

Selected Financial Data

	Year Ended 12/31/17	Year Ended 12/31/16	Year Ended 12/31/15
Revenue	$—	$—	$—
Net income (loss)	$1,803,036	$(249,569)	$340,909
Basic and Diluted Income (Loss) per share	$(0.00)/(0.00)	$(0.00)/(0.00)	$(0.00)/(0.00)
Dividends per share	$0.00	$0.00	$0.00
Weighted Avg. Shares O/S (’000)	409,143,765	411,274,913	439,143,765
Working Capital	$399,308	$261,094	$510,407
Long-Term Debt	$—	$—	$—
Shareholders’ Equity/(Deficiency)	$2,064,726	$261,690	$511,259
Total Assets	$2,098,671	$320,326	$572,218

Results of Operations

The accounts show a loss for the quarter ended September 30, 2018 of $(146,172) or $0.00 per share, versus income of $1,856,212, for the same period in 2017. The difference was because of the $1,965,000 unrealized gain on the reclassification of FEP shares as a result of the loss of significant influence. Prior to the dilution, the Company accounted for its investment in FEP using the equity method; following the loss of significant influence this investment is now classified as available for sale and is measured at fair value.

General and Administration expense were $146,172 for the quarter ended September 30, 2018 versus $112,708 for the same period in 2017. Overall expenses were higher than those experienced in the previous year due to an increase in professional fees, listing and filing fees and travel. Professional fees were $20,623 for the quarter ended September 30, 2018 versus $2,468 for the same period in the previous year due costs resulting from a shareholder complaint. It is anticipated that professional fees will continue to be significantly higher for the coming quarters. Listing and filing fees were $14,670 for the quarter ended September 30, 2018 versus $5,869 for the same period in the previous year. The increase was due to the fees associated with the application for the removal of the cease trade order aginst the Company in Alberta and British Columbia. For the quarter ended September 30, 2017, the Company was also able to negotitate a reduction in the audit fee for the previous year and received a credit. For the quarter ended September 30, 2018 travel expense was $8,025 versus $Nil for the quarter ended September 30, 2017. The increase was due to the costs associated with travel for the Company’s annual general meeting. For the quarter ended September 30, 2018 foreign exchange loss was $863 versus a loss of $4,156 for the quarter ended September 30, 2017.

Balance Sheet

The Company’s current assets were $278,900 at September 30, 2018 versus $433,253 for the year ended December 31, 2017. The difference is mainly a result of the higher cash balance on December 31, 2017. The Company’s assets reflect the value of Forum Energy on a fair value basis and Lascogon on an equity basis. The investment in Lascogon is reflected at a carrying value of $Nil in the financial statements as at September 30, 2018 and December 31, 2017. The fair value of the investment in FEP is reflected at $1,665,000 or US$0.30 per share based on the most recent arms’ length financing completed in FEP.

PROPERTY, PLANT AND EQUIPMENT

Computer Equipment	September 30, 2018
Cost
Opening Cost	$15,543
Additions	—
Ending Cost	15,543

Accumulated Depreciation
Opening Accumulated Depreciation	$(15,125)
Charge for the quarter	(94)
Ending Accumulated Depreciation	(15,219)

Carrying Value	$324

Summary of Quarterly Results

Selected Financial Data
(in ‘000, except EPS)

	3rd Qtr 18	2nd Qtr 18	1st Qtr 18	4th Qtr 17	3rd Qtr 17	2nd Qtr 17	1st Qtr 17	4th Qtr 16
(Loss) Income	(47)	(53)	(43)	(53)	(31)	(37)	1,924	(100)
Basic and Diluted Loss per share	0.00	0.00	0.00	0.00	0.00	0.00	0.01	(0.00)

In the 1st quarter of 2017 the Company recorded an unrealized gain of $1,965,000 on the reclassification of its investment in FEP.

Liquidity

The Company’s working capital position at September 30, 2018 was $256,805 versus $399,308 at December 31, 2017 and shareholders’ equity was $1,922,129 at September 30, 2018 (December 31, 2017: $2,098,671).

Management considers that the current economic environment is difficult and the outlook for oil and gas exploration companies presents significant challenges in terms of raising funds through issuance of shares. To the extent necessary, the Company has relied on its ability to raise funds via dispositions of quantities of its shareholdings in Forum Energy to PXP under terms that are consistent with the best interests of shareholders, in order to finance its operations. The Company has been successful in disposing quantities of its shareholdings in Forum Energy in previous fiscal years. However, there can be no assurance the Company will continue to be able to dispose of quantities of its shares in Forum Energy under suitable terms. In addition, management has instituted measures to preserve cash through significantly decreasing its corporate costs.

The Company is not required to contribute any capital to any of the projects in which it has an indirect or direct interest.

Cash used in operating activities for the quarter ended September 30, 2018 was $158,192 versus $152,229 for the same period in 2017 mainly as a result of the differences described in the results of operations above.

Third Quarter

During the third quarter, there were no significant events. The Company experienced only normal operating costs. The Company does not experience seasonal fluctuations in its business and there were no dispositions of any business segments

Capital Resources

The Company owns 35% of Metalore, 1.08% of Lascogon and 6.80% of Forum Energy. All but Forum Energy require the Company to fund its share of any work programs in order to maintain its current equity holdings in each company. On March 23, 2017, PXP announced that it has increased its shareholdings in Forum Energy Limited (“FEP”) from 48.8% to 69.5% through a debt conversion for 39,350,920 shares at US$0.30 per share. At the same date an independent third party purchased 6,666,667 new FEP shares at a price of US$0.30 per share for a total cash payment of US$2,000,000. The Company did not participate in this financing transaction. There were no changes made to the board of FEP. These two transactions resulted in the dilution of the Company’s interest in FEP from 18.42% to 8.03%. As a result of this dilution, the Company’s investment in Forum Energy ceased to be an equity investment. As a result of the loss of significant influence, the Company recognized an unrealized gain of $1,965,000 in the statement of operations and comprehensive income for the revaluation and reclassification of the investment as available for sale during the year. On December 6, 2017 the Company sold 1,000,000 FEP shares to its parent company, PXP, for $0.30 per share. As a result of the sale of the shares, the Company’s interest in FEP was reduced to 6.80%. Should the Company be unable to meet its share of the work programs then its holdings would be further diluted accordingly. In addition, if Forum Energy is required to raise additional funds through equity issuances then the Company would have to purchase its proportionate share of these equity issuances to maintain its current equity position. In 2007, the Company wrote off its investment in Metalore and in 2010, the Company wrote off its investment in Lascogon.

Since the Company has no revenue, the Company will need to continue to raise funds through either debt, equity or the sale of assets in order to continue its operations or participate in other projects until such time as it can find economically produceable reserves. The Company currently has no plans to sell any more of its Forum shares and will be reliant on debt or equity issuances for future funding requirements. The Company is currently under cease trade orders in Canada and has applied for the revocation of the cease trade orders. Until such time as the cease trade orders are revoked, the Company may experience difficulties obtaining equity financing although in the past equity financings have mostly taken place from investors outside of Canada.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements in existence as of this date.

Transactions with Related Parties

During the nine month period ended September 30, 2018 general and administration expenses included key management personnel compensation totaling $36,000 (2017: $36,000).

Critical Accounting Estimates and Judgments

The notes to the financial statements outline the Company’s significant accounting policies. The policies discussed below are considered particularly important, as they require management to make significant judgments, some of which may relate to matters that are inherently uncertain.

The preparation of financial statements requires management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on our reported financial result and financial condition.

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

Investments in Associates

The Company periodically or when circumstances change, reviews its investments in its associates to ascertain whether it has maintained significant influence over these investments and also, reviews whether there exists any evidence that the investments in associates are required to be impaired.

Deferred tax assets and liabilities

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. We recognize liabilities and contingencies for anticipated tax audit issues based on our current understanding of the tax law. For matters where it is probable that an adjustment will be made, we record our best estimate of the tax liability including the related interest and penalties in the current tax provision. We believe we have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Determination of natural resource reserves and natural resources estimates

The required process of estimating reserves of natural resources is critical to several accounting estimates that appear in our financial disclosures. It requires significant judgments based on available geological, geophysical, engineering and economic data. These estimates may change substantially as data from ongoing development and production activities becomes available, and as economic conditions impacting oil and natural gas prices, operating costs, and royalty burdens change. Reserve estimates impact net income through depletion and the application of an impairment test. Revisions or changes in the reserve estimates can have either a positive or negative impact on net income.

Standards, Amendments and Interpretations Not Yet Effective

The Company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of September 30, 2018.

The following new standards, amendments and interpretations, which have not been early adopted in these financial statements, will not have an effect on the Company’s future results and financial position:

IFRS 16 Leases

IFRS 16, Leases (“IFRS 16”) will replace IAS 17, "Leases". IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019 with early adoption being permitted if IFRS 15, has also been applied. The Company does not have any lease agreements and the adoption of this standard will not impact its financial statements.

IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Company’s condensed interim consolidated financial statements.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

Financial Instruments and Risk Management

The Company is exposed through its operations to the following financial risks:

-	Market Risk
-	Credit Risk
-	Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous years unless otherwise stated in the note.

General Objectives, Policies and Procedures

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receive quarterly reports from the Company’s Chief Financial Officer through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)	Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of foreign currency risk, interest rate risk and equity and commodity price risk.

Foreign currency exchange risk

The Company is exposed to foreign currency fluctuations for general and administrative transactions denominated in Canadian Dollars. The majority of the Company’s cash is kept in U.S. dollars. As at September 30, 2018, the Company had an insignificant amount of cash denominated in Canadian dollars that was subject to exchange rate fluctuations between the Canadian dollar and the U.S. dollar. As at September 30, 218, the Company held an insignificant amount of financial liabilities denominated in Canadian dollars that would be subject to exchange rate fluctuations between Canadian dollars and U.S. dollars.

b)	Credit risk

The Company maintains cash deposits in one chartered Canadian bank which, from time to time, exceed the amount of depositors insurance available in each respective account. Management assesses the financial condition of this bank and believes that the possibility of any credit loss is minimal. The maximum exposure of credit risk is the Company’s cash deposit $266,956 (December 31, 2017: $425,148) and receivables of $1,407 (December 31, 2017: $960)

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company does not generate cash from operations but rather, the Company will, from time to time, issue shares via equity placements, borrow funds from an affiliated company or undertake to sell a portion of its investment in the shares of FEP should it be necessary to raise funds. The Company manages liquidity by maintaining cash balances available to meet its anticipated operational needs. Liquidity requirements are managed based on expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its growth plans. At September 30, 2018 the Company’s accounts payable and accrued liabilities were $22,095, all of which fall due for payment within twelve months of the date of the statement of financial position.

The carrying values of accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments.

Capital Management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders, to meet external capital requirements on credit facilities and to support any growth plans.

The capital of the Company consists of the items included in shareholders’ equity and cash net of debt obligations. The Company monitors capital based on the debt to debt-plus-equity ratio. Debt is total debt shown on the balance sheet, less cash. Debt-plus-equity is calculated as debt shown on the balance sheet, plus total shareholders’ equity which includes share capital, warrants, contributed surplus and deficit. Currently the Company has no debt. The Company’s Board of Directors approves management’s annual capital expenditures plans and reviews and approves any material debt borrowing plans proposed by the Company’s management.

As at September 30, 2018, the company had no externally imposed capital requirements nor were there any changes in the company’s approach to capital management during the year.

General and administration

The following table shows the detailed breakdown of the components of general and administration expenditures for the period.

	Sept. 30, 2018	Sept. 30, 2017
Professional fees	$20,623	$2,468
Bank charges	2,620	2,446
Listing and filing fees	14,670	5,869
Office and miscellaneous	18,277	16,635
Consulting (Note 6)	81,000	81,000
Amortization	94	134
Foreign exchange	863	4,156
Travel	8,025	—
	$146,172	$112,708

	Three Months Ended Sept. 30, 2018	Three Months Ended Sept, 30, 2017
Professional fees	$3,684	$459
Bank charges	947	784
Listing and filing fees	2,370	608
Office and miscellaneous	5,612	5,158
Consulting (Note 6)	27,000	27,000
Amortization	31	45
Foreign exchange	657	120
Travel	8,025	—
	$48,326	$34,174

Other MD&A Requirements

Disclosure of Outstanding Share Data
As At September 30, 2018

(a)	Authorized and issued share capital:
Class	Par Value	Authorized	Number Issued and Outstanding as at September 30, 2018	Number Issued and Outstanding as at December 31, 2017
Common Shares	N.P.V.	Unlimited	409,143,765	409,143,765
Preferred Shares (convertible redeemable voting)	N.P.V.	Unlimited	None	None
(b)	Summary of Options and Warrants outstanding as at September 30, 2018.

There were no options outstanding as at September 30, 2018. There were no warrants outstanding as at September 30, 2018.

Risk Factors

The Company’s business is subject to risks inherent in oil and gas and mineral exploration and development operations. In addition, there are risks associated with the Company’s stage of operations and the foreign jurisdiction in which it may operate or invest. The Company has identified certain risks pertinent to its business including: exploration and reserve risks, uncertainty of reserve estimates, ability to exploit successful discoveries, drilling and operating risks, title to properties, costs and availability of materials and services, capital markets and the requirement for additional capital, market perception, loss of or changes to production sharing, joint venture or related agreements, economic and sovereign risks, possibility of less developed legal systems, corporate and regulatory formalities, environmental regulation, reliance on strategic relationships, market risk, competition, dependence on key personnel, volatility of future oil and gas prices and foreign currency risk.

Due to the delisting of Forum Energy, there is no liquidity for the Forum Energy shares held by the Company. There can be no assurance that the Company will be able to sell Forum Energy shares and being a private company, limited information on Forum Energy’s operations and financial condition is available. The market value of the Forum shares could be subject to wide fluctuations in response to factors beyond the Company’s control including, quarterly variations in Forum Energy’s results of operations, changes in earnings, estimates by analysts, conditions in the industry and general market or economic conditions. Such fluctuations could adversely affect the value of the Forum Energy shares held by the Company.

Additional information on the Company is available at www.sedar.com.

Outlook

SC72 is located in an area which is subject to a maritime dispute between the Chinese and the Philippine governments. Forum Energy has been unable to proceed with the SC72 exploration work programme due to the maritime dispute. On March 4, 2015 the DOE granted a force majeure on SC72 because this contract area falls within the territorial disputed area of the West Philippine Sea which is the subject of an United Nations arbitration process between the Republic of Philippines and the People’s Republic of China.

Under the terms of the force majeure, all exploration work at SC72 is immediately suspended (effective from 15 December 2014) until the DOE notifies the Company that it may commence drilling. As a result, the second sub-phase of SC72 was put on hold until further notice.

The terms of the second sub-phase and all subsequent sub-phases will be extended by the term of the force majeure.

On July12, 2016, the Permanent Court of Arbitration in the Hague ruled in favor of the Philippines against China over territorial disputes in the South China Sea. China has rejected the ruling.

On November 20, 2018, a Memorandum of Understanding (“MOU”) was signed between the Philippines and China governments which aims to develop a framework for oil and gas exploration in the West Philippines Sea. Whilst this is a positive development at this time SC72 remains subject to a force majeure order.

Forum Energy anticipates lower revenues from the Galoc oil field due to the normal decline in production as Galoc reaches its end of life. Revenues from this decline in production may be offset by higher oil prices experienced in the first part of 2018. The recent collapse in the price of oil will affect profitability and revenues for the coming months and until oil prices rebound. At the beginning of the year Forum anticipated Galoc would be profitable for another 2 to 3 years. . The Galoc field may yet go into Phase III development in the near future. This, however, remains a contingent programme up to this time. Until oil prices rebound and the consortium decides to go ahead with the approved work program Phase III will remain on hold. To date there has been no update on whether it will proceed or not.

As was highlighted in the latest audited financial statements, the Company has limited cash resources and will require additional capital to allow it to continue to trade or invest in new projects. The Company is currently reviewing the options available.

Looking Forward

This discussion contains "forward looking statements" as per Section 21E of the US Securities and Exchange Act of 1934, as amended. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Management is currently reviewing many options and there is no assurance that they will not make decisions other than those now contemplated. The Company is subject to political risks and operational risks identified in documents filed with the Securities and Exchange Commission, including changing and depressed oil prices, unsuccessful drilling results, change of government and political unrest in its main area of operations.

Exhibit 3

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Paul Wallace, President and Chief Executive Officer of FEC Resources Inc., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of FEC Resources Inc. (the “issuer”) for the interim period ended September 30, 2018.
2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 29, 2018

“Paul Wallace”
Paul Wallace
President and Chief Executive Officer

NOTE TO READER
In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of
i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 4

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Paul Wallace, Chief Financial Officer of FEC Resources Inc., certify the following:

4.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of FEC Resources Inc. (the “issuer”) for the interim period ended September 30, 2018.
5.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
6.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 29, 2018

“Paul Wallace”
Paul Wallace
Chief Financial Officer

NOTE TO READER
In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of
i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 5

FEC HEADQUARTERS North Sydney, Australia E-mail: info@FECResources.com Website: http://www.FECResources.com

FEC Resources Comments on Philippines-China Memorandum of Understanding

Dateline: North Sydney, Australia

Ticker: “FECOF”

Date: November 21, 2018

FEC RESOURCES INC. (PINK: FECOF) (“FEC”) advises shareholders of reports in the media about a memorandum of understanding (the “MOU”) entered into between the Philippines and China related to the joint exploration for energy resources in the West Philippine Sea. Media reports indicate that the MOU was entered into during President Xi Jinping’s visit to the Philippines and that the MOU was an “exploration to find a solution” on how the Philippines could enjoy resources in the area. Media reports also indicate that the MOU does not refer to specific geographic areas in the West Philippine Sea where joint exploration for oil and gas would be conducted. FEC has not been provided with a copy of the MOU and to the best of FEC’s knowledge, the situation regarding SC 72 remains unchanged and the force majeure with respect to exploration of SC 72 remains in place.

On behalf of the Board of,

FEC Resources Inc.

Paul Wallace

Director

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any natural resources that may be located, variations in the market price of any natural resource products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce natural resources from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 and its most recent quarterly reports filed with the United States Securities Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials.

For more information please e-mail info@FECResources.com or visit the FEC Resources website at www.FECResources.com

FEC HEADQUARTERS North Sydney, Australia E-mail: info@FECResources.com Website: http://www.FECResources.com

China-Philippines Memorandum of Understanding

Dateline: North Sydney, Australia

Ticker: “FECOF”

Date: November 28, 2018

FEC RESOURCES INC. (PINK: FECOF) (“FEC”) advises shareholders that FEC management has now received a copy of the Memorandum of Understanding on Cooperation on Oil and Gas Development between the Government of the Republic of the Philippines and the Government of the People’s Republic of China and dated November 20, 2018 (the “MOU”). The MOU states that the aforesaid governments

“…have decided to negotiate on an expedited basis arrangements to facilitate oil and gas exploration and exploitation in relevant maritime areas consistent with applicable rules of international law (hereinafter referred to as “the cooperation arrangements”)… The two governments will endeavour to agree on the cooperation agreements within twelve (12) months of this Memorandum of Understanding… This Memorandum of Understanding, and all discussions, negotiations and activities of the two governments or their authorized enterprises under or pursuant to this Memorandum of Understanding, will be without prejudice to the respective legal positions of both governments. This Memorandum of Understanding does not create rights or obligations under international or domestic law.”

FEC has posted a copy of the MOU on its website and encourages investors to review the same in its entirety. After having reviewed the MOU, FEC management confirms that the situation regarding SC72 remains unchanged and that the force majeure with respect to exploration of SC 72 remains in place.

On behalf of the Board of,

FEC Resources Inc.

Paul Wallace

Director

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any natural resources that may be located, variations in the market price of any natural resource products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce natural resources from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017 and its most recent quarterly reports filed with the United States Securities Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials.

For more information please e-mail info@FECResources.com or visit the FEC Resources website at www.FECResources.com